CANADA LIFE FINANCIAL CORPORATION

Certification pursuant to 18 U.S.C. Section 1350
as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the quarterly report on Form 6-K of Canada Life Financial Corporation (the “Company”) for the period ending March 31, 2003 as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C.§ 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his respective knowledge:

(1)	the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by § 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: May 1, 2003	/s/ David A. Nield

David A. Nield Chairman and Chief Executive Officer

Date: May 1, 2003	/s/ Patrick G. Crowley

Patrick G. Crowley Executive Vice-President and Chief Financial Officer